Exhibit 4.8

THIRD AMENDMENT

TO

POSTROCK ENERGY CORPORATION

2010 LONG-TERM INCENTIVE PLAN

WHEREAS, PostRock Energy Corporation, a Delaware corporation (the “Company”), has established and maintains the PostRock Energy Corporation 2010 Long-Term Incentive Plan (the “Plan”); and

WHEREAS, pursuant to Article 15 of the Plan, the Company has the right to amend the Plan at any time by action of the Board, subject to prior approval by the Company’s stockholders to the extent such approval is determined to be required by applicable legal and/or stock exchange requirements; and

WHEREAS, the Company desires to amend the Plan to increase the number of shares of common stock of the Company (“Common Stock”) available for issuance under the Plan and such increase has been approved by the stockholders of the Company at the Annual Meeting of Stockholders on May 7, 2013;

NOW, THEREFORE, in consideration of the foregoing, the number of shares of Common Stock available for issuance under the Plan is hereby increased by 5,000,000 shares, and accordingly the first sentence of Section 4.1(a) of the Plan is hereby amended to read as follows:

“Subject to adjustment as provided in Section 15.2, the number of Shares hereby reserved for delivery under the Plan is 10,850,000 Shares.”

IN WITNESS WHEREOF, PostRock Energy Corporation has caused this Third Amendment to be executed by its duly authorized officer as of this 7th day of May, 2013.

POSTROCK ENERGY CORPORATION

By:	/s/ Stephen L. DeGiusti
Stephen L. DeGiusti
Executive Vice President, General Counsel and Secretary

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